ANGLO AMERICAN

08001619

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC
Mail Processing
Section

APR 01 2008

Washington, DC
101

18 March, 2008

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 22 February - 19 March 2008

Other

- BSP 2005 release 13 March
- Dividend stirling and euro amounts – 18 March
- LTIP award 2008 – 18 March
- N F Oppenheimer share transaction – 12 March
- SIP – 10 March
- Anglo Platinum – 7 March
- CC Share release – 5 March
- BSP 2008 award – 3 March
- J N Wallington share interests – 26 February
- TR1 PIC – 25 February
- AA plc new order mining rights – 20 February

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

Encs

dlw 4/2

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Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 18 March 2008, an independent company purchased 22,915 ordinary shares of the Company at prices between £28.87 and £29.85 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,197,058 ordinary shares, representing 8.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

PDMR/DIRECTORS' INTERESTS

Anglo American plc announces the following conditional award of ordinary shares in the capital of the Company ("Shares") in connection with the operation of the Company's Long Term Incentive Plan.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award will vest in 2011, subject to the satisfaction of performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company made the following awards of Shares to directors and PDMRs on March 17 2008:

Name of Director	**Number of Shares**
Mrs C B Carroll	66,985
Mr R Médori	42,105
Name of PDMR	**Number of Shares**
Mr P M Baum	24,355
Mr B R Beamish	18,862
Mr R J King	27,910
Mr A E Redman	29,027
Mr J N Wallington	14,963
Mr D Weston	20,922

N Jordan
Company Secretary
18 March 2008

Anglo American plc
(the "Company")

Anglo American Bonus Share Plan – "BSP"

The award of the Company's ordinary shares under the BSP in 2005 vested on 11 March 2008 and the performance condition relating to the enhancement shares has been satisfied in full such that an additional 75% of the original award also vested on 11 March 2008.
Accordingly, the share interests of the following persons discharging managerial responsibility ("PDMR") of the Company, increased by the following additional ordinary shares in the Company:

P M Baum	(PDMR)	5,528 shares
B R Beamish	(PDMR)	4,473 shares
R J King	(PDMR)	9,401 shares
N B Mbazima	(PDMR)	4,229 shares
A E Redman	(PDMR)	5,596 shares
J N Wallington	(PDMR)	2,994 shares

The above-mentioned shares, together with those shares representing the original grant in 2005, were transferred to the participants subject to the deduction of ordinary shares sold at £31.32824 pence per share to meet appropriate income tax and national insurance deductions.

Following deductions for NI (for UK participants only) and tax, the following are the net changes in the share interests of the undermentioned:

P M Baum	(PDMR)	778 shares
B R Beamish	(PDMR)	193 shares
R J King	(PDMR)	-730 shares
N B Mbazima	(PDMR)	764 shares
A E Redman	(PDMR)	307 shares
J N Wallington	(PDMR)	582 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
13 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 13 March 2008, an independent company purchased 15,005 ordinary shares of the Company at prices between £30.47 and £30.93 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,137,026 ordinary shares, representing 8.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 March 2008

ANGLO AMERICAN plc

Final Dividend of 86 US cents per ordinary share
(Dividend no 18)

Amounts per ordinary share in Sterling and Euros

Further to the announcement of 19 February 2008, the equivalent of the dividend in Sterling is 42.98366 pence per share and in Euros is 54.4982 Euro cents per share based on exchange rates of US$1 = £0.49981 and US$1 = €0.63370.

As announced on 19 February 2008, the equivalent of the dividend in South African Rand is R6.5461 per ordinary share.

Dividend warrants are scheduled to be mailed on Tuesday 29 April 2008 for payment on Wednesday 30 April 2008.

Other details relating to the dividend are contained in the announcement of 19 February 2008 and are included on the Company's website www.angloamerican.co.uk

N Jordan
Company Secretary
18 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 17 March 2008, an independent company purchased 21,005 ordinary shares of the Company at prices between £29.75 and £30.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,174,143 ordinary shares, representing 8.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 14 March 2008, an independent company purchased 16,112 ordinary shares of the Company at prices between £31.16 and £31.78 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,153,138 ordinary shares, representing 8.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 March 2008

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Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 12 March 2008, an independent company purchased 16,888 ordinary shares of the Company at prices between £31.20 and £32.06 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,122,021 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTOR'S / PDMR's INTERESTS

The Company annnounces that it received the following notification on Wednesday 12 March from Maitland Advisory LLP with respect to the interests in the Company's ordinary shares of US$0.54945 each, of Mr N F Oppenheimer, a non-executive director of the Company:

"NOTIFICATION OF A TRANSACTION IN ORDINARY SHARES OF US$0.54945 EACH ("ORDINARY SHARES") OF ANGLO AMERICAN PLC ("THE COMPANY") PURSUANT TO PARAGRAPH 3.1.2 OF THE DISCLOSURE AND TRANSPARENCY RULES AND PARAGRAPH 22(C) OF THE MODEL CODE

1. *I have been authorised and instructed by Mr NF Oppenheimer and E Oppenheimer & Son Holdings Limited ("EOSH") of 9 rue Sainte Zithe, Luxembourg and E Oppenheimer & Son International Limited ("EOSI") and Gartland Limited ("Gartland") and Naunton Limited ("Naunton") of Midocean Chambers, PO Box 805, Road Town, Tortola, British Virgin Islands, on their behalf to make the following notifications in relation to the transactions specified below.*

2. *The information is given to you to discharge the obligations of Mr NF Oppenheimer and EOSH and EOSI and Naunton under paragraph 3.1.2 of the Disclosure and Transparency Rules and the obligations of EOSH, EOSI and Naunton under paragraph 22(c) of the Model Code.*

3. *Mr NF Oppenheimer is a director of the Company and accordingly is a person discharging managerial responsibilities in relation to the Company. EOSH, EOSI and Naunton are connected with Mr NF Oppenheimer because Mr NF Oppenheimer is interested in shares comprised in the equity share capital of those entities equal to at least one-fifth of that share capital and accordingly EOSH, EOSI and Naunton have a responsibility to notify certain transactions to the Company. The Company is the issuer in relation to whom this notice is made. The transactions are consequential upon an internal re-arrangement of the way in which the shareholding interests of the E Oppenheimer & Son International Limited group are registered and there is no change to the overall interest of the E Oppenheimer & Son International Limited Group as a consequence of the rearrangement.*

4. *On 10 March 2008, EOSH was put into liquidation. In anticipation of this liquidation:*

4.1 *On 7 March 2008, Gartland instructed EOSH to transfer 8,097,548 Ordinary Shares held by EOSH as its nominee to EOSI, also as its nominee;*

4.2 *On 7 March 2008, Naunton instructed EOSH to transfer 12,517,812 Ordinary Shares held by EOSH as its nominee to EOSI, also as its nominee.*

5. *On 10 March, EOSH transferred 6,684,640 shares to EOSI as a consequence of the liquidation of EOSH.*

5.1 *On 11 March 2008 Naunton was put into liquidation. As a consequence of the liquidation Naunton directed EOSI that the 12,517,812 Ordinary Shares held by EOSI as nominee for Naunton were no longer held by it in that capacity but were held by EOSI as beneficial owner."*

N Jordan
Company Secretary
12 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 11 March 2008, an independent company purchased 30,106 ordinary shares of the Company at prices between £30.60 and £31.44 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,105,133 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 10 March 2008, an independent company purchased 19,948 ordinary shares of the Company at prices between £31.31 and £33.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,075,027 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 7 March 2008:

1. 5,449 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £33.68 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	3 ordinary shares
C B Carroll	(director)	4 ordinary shares
R J King	(PDMR)	3 ordinary shares
R Médori	(director)	3 ordinary shares
D Weston	(PDMR)	4 ordinary shares

In addition to the above, on Monday 10 March 2008, the following ordinary shares were allocated in accordance with the terms of the SIP at no cost to the recipients:

B R Beamish	(PDMR)	90 ordinary shares
C B Carroll	(director)	90 ordinary shares
R J King	(PDMR)	90 ordinary shares
R Médori	(director)	90 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
10 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 7 March 2008, an independent company purchased 21,388 ordinary shares of the Company at prices between £32.98 and £33.66 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,055,079 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 6 March 2008, an independent company purchased 5,002 ordinary shares of the Company at prices between £34.22 and £34.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,033,691 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 5 March 2008, an independent company purchased 29,006 ordinary shares of the Company at prices between £33.06 and £33.94 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,028,689 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 March 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTOR'S / PDMR's INTERESTS

The Company announces that a conditional award over 72,464 ordinary shares of $54^{86/91}$ US cents in the capital of the Company ("Shares"), granted to Mrs Cynthia Carroll upon her appointment as a director in 2007, vested on 4 March 2008.

29,710 Shares were sold at £33.29 each to settle the tax and national insurance liability and the balance were released. Consequently, Mrs Carroll's beneficial interest has increased by 42,754 Shares.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Nicholas Jordan
Company Secretary
5 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 4 March 2008, an independent company purchased 15,551 ordinary shares of the Company at prices between £32.56 and £33.31 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,999,683 ordinary shares, representing 8.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 3 March 2008, an independent company purchased 12,819 ordinary shares of the Company at prices between £31.55 and £32.16 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,984,132 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 March 2008

ANGLO AMERICAN plc

(the "Company")

DIRECTOR/PDMR INTERESTS

BONUS SHARE PLAN ("BSP") – 2008 AWARD

The Company announces that on 29 February 2008, the following awards of ordinary shares in the capital of the Company ("Shares") were made for nil consideration pursuant to the BSP.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on 29 February 2008, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2010:

Director	Shares	PDMR	Shares
C B Carroll	**22,731**	**P M Baum**	**7,357**
R Médori	**14,434**	**R J King**	**10,822**
		A E Redman	**8,528**
		J N Wallington	**3,018**
		B R Beamish	**5,934**

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also conditionally awarded, on 29 February 2008, the number of enhancement Shares specified below, the issue of which is subject to the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2010:

Director	Shares	PDMR	Shares
C B Carroll	**17,048**	**P M Baum**	**5,518**
R Médori	**10,826**	**R J King**	**8,117**
		A E Redman	**6,396**
		J N Wallington	**1,983**
		B R Beamish	**4,451**

The notification of these transactions is to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the UKLA Disclosure Rules and Transparency Rules.

N Jordan
Company Secretary
3 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 29 February 2008, an independent company purchased 20,507 ordinary shares of the Company at prices between £32.22 and £32.81 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,971,313 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 March 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 28 February 2008, an independent company purchased 16,249 ordinary shares of the Company at prices between £32.31 and £32.64 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,950,806 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 27 February 2008, an independent company purchased 15,000 ordinary shares of the Company at prices between £32.29 and £33.54 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,934,557 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 February 2008

Settlement Data

Date	Opening Balance	Total Daily Volume on JSE	Quantity Purchased	Minimum price Traded (£)	Maximum price Traded (£)	Shares Issued	Cumulative Purchases on the JSE
25-Oct-07	-	1,945,106	265,489	£31.22	£31.70	1,322,728,379	95,773,679
26-Oct-07	265,489	2,010,614	349,900	£31.67	£32.42	1,322,628,379	96,123,579
29-Oct-07	615,389	2,114,375	365,000	£32.62	£33.56	1,322,628,379	96,488,579
30-Oct-07	980,389	2,417,243	417,209	£32.57	£33.23	1,322,628,379	96,905,788
31-Oct-07	1,397,598	3,387,002	452,800	£24.99	£33.07	1,322,528,379	97,358,588
01-Nov-07	1,850,398	2,798,132	517,000	£31.74	£33.28	1,322,428,379	97,875,588
02-Nov-07	2,367,398	3,291,755	563,546	£30.63	£31.56	1,322,428,379	98,439,134
05-Nov-07	2,930,944	2,055,726	332,181	£29 74	£30.76	1,322,428,379	98,771,315
06-Nov-07	3,263,125	1,902,492	356,399	£30 92	£31.63	1,322,328,379	99,127,714
07-Nov-07	3,619,524	4,419,295	627,000	£31.51	£32.21	1,322,228,379	99,754,714
08-Nov-07	4,246,524	10,609,547	215,269	£30.62	£32.90	1,322,228,379	99,969,983
09-Nov-07	4,461,793	9,672,019	-	£0.00	£0.00	1,322,228,379	99,969,983
12-Nov-07	4,461,793	3,501,670	122,000	£32.94	£33.72	1,322,228,379	100,091,983
13-Nov-07	4,583,793	3,177,470	552,229	£31.96	£33.35	1,322,228,379	100,644,212
14-Nov-07	5,136,022	2,353,058	423,015	£32.30	£33.27	1,322,128,379	101,067,227
15-Nov-07	5,559,037	3,069,961	539,675	£31.91	£33.30	1,322,128,379	101,606,902
16-Nov-07	6,098,712	2,258,780	375,996	£30.97	£31.84	1,322,128,379	101,982,898
19-Nov-07	6,474,708	3,721,419	665,000	£29 56	£31.12	1,322,128,379	102,647,898
20-Nov-07	7,139,708	5,677,361	825,000	£28 05	£29.45	1,322,128,379	103,472,898
21-Nov-07	7,964,708	2,752,686	474,469	£28.51	£29.12	1,322,128,379	103,947,367
22-Nov-07	8,439,177	3,581,191	583,334	£27.52	£28.70	1,322,128,379	104,530,701
23-Nov-07	9,022,511	3,967,576	559,634	£28.38	£30.07	1,322,128,379	105,090,335
26-Nov-07	9,582,145	2,705,494	182,407	£29.64	£30.52	1,322,128,379	105,272,742
27-Nov-07	9,764,552	2,192,268	250,373	£28.29	£28.93	1,322,128,379	105,523,115
28-Nov-07	10,014,925	3,127,255	300,493	£27.20	£28.35	1,322,128,379	105,823,608
29-Nov-07	10,315,418	3,290,772	300,717	£29 46	£30.16	1,322,128,379	106,124,325
30-Nov-07	10,616,135	3,692,675	-	£0.00	£0.00	1,322,128,379	106,124,325
03-Dec-07	10,616,135	1,666,989	-	£0.00	£0.00	1,322,128,379	106,124,325
04-Dec-07	10,616,135	1,595,824	-	£0.00	£0.00	1,322,128,379	106,124,325
05-Dec-07	10,616,135	1,616,581	-	£0.00	£0.00	1,322,128,379	106,124,325
06-Dec-07	10,616,135	1,784,731	-	£0.00	£0.00	1,322,128,379	106,124,325
07-Dec-07	10,616,135	2,534,170	-	£0.00	£0.00	1,322,128,379	106,124,325
10-Dec-07	10,616,135	1,210,132	-	£0.00	£0.00	1,322,128,379	106,124,325
11-Dec-07	10,616,135	1,613,260	-	£0.00	£0.00	1,322,128,379	106,124,325
12-Dec-07	10,616,135	1,271,738	-	£0.00	£0 00	1,322,128,379	106,124,325
13-Dec-07	10,616,135	1,638,290	-	£0.00	£0.00	1,322,128,379	106,124,325
14-Dec-07	10,616,135	2,738,961	-	£0.00	£0.00	1,322,128,379	106,124,325
18-Dec-07	10,616,135	2,333,512	-	£0.00	£0.00	1,322,128,379	106,124,325
19-Dec-07	10,616,135	2,220,796	-	£0.00	£0.00	1,322,128,379	106,124,325
20-Dec-07	10,616,135	5,741,086	-	£0.00	£0.00	1,322,128,379	106,124,325
21-Dec-07	10,616,135	1,861,921	72,500	£29.63	£29.95	1,322,128,379	106,196,825
24-Dec-07	10,688,635	1,192,183	45,000	£30.32	£30.61	1,322,128,379	106,241,825
27-Dec-07	10,733,635	1,210,026	57,858	£30.80	£31.24	1,322,128,379	106,299,683
28-Dec-07	10,791,493	623,891	26,665	£30.82	£31.22	1,322,128,379	106,326,348
31-Dec-07	10,818,158	634,775	30,060	£30.38	£30.90	1,322,128,379	106,356,408
02-Jan-08	10,848,218	835,756	39,604	£30.47	£31.06	1,322,128,379	106,396,012
03-Jan-08	10,887,822	2,244,653	81,778	£30.14	£30.94	1,322,128,379	106,477,790
04-Jan-08	10,969,600	2,027,214	97,116	£30.47	£31.81	1,322,128,379	106,574,906
07-Jan-08	11,066,716	2,081,979	100,418	£29.40	£30.21	1,322,128,379	106,675,324
08-Jan-08	11,167,134	2,324,686	98,695	£29.23	£29.75	1,322,130,043	106,774,019
09-Jan-08	11,265,829	2,930,489	128,824	£28.62	£30.20	1,322,130,043	106,902,843
10-Jan-08	11,394,653	2,461,797	110,251	£28 05	£29.24	1,322,130,043	107,013,094
11-Jan-08	11,504,904	3,214,276	124,816	£27.71	£28.79	1,322,130,043	107,137,910
14-Jan-08	11,629,720	1,719,970	75,016	£28 57	£29.63	1,322,130,043	107,212,926
15-Jan-08	11,704,736	2,265,159	109,975	£29.12	£29.39	1,322,130,043	107,322,901
16-Jan-08	11,814,711	3,272,710	147,267	£27.33	£28.43	1,322,130,043	107,470,168
17-Jan-08	11,961,978	5,648,462	246,198	£25.74	£27.33	1,322,130,043	107,716,366
18-Jan-08	12,208,176	4,627,590	208,566	£25.60	£26.98	1,322,130,043	107,924,932
21-Jan-08	12,416,742	7,726,413	274,742	£24.38	£25.47	1,322,130,043	108,199,674
22-Jan-08	12,691,484	9,295,793	353,063	£21.95	£24.87	1,322,130,043	108,552,737
23-Jan-08	13,044,547	6,402,357	311,496	£24.21	£25.72	1,322,130,043	108,864,233
24-Jan-08	13,356,043	4,832,391	179,108	£25.80	£26.80	1,322,130,043	109,043,341
25-Jan-08	13,535,151	5,593,240	49,754	£25 64	£26.49	1,322,130,043	109,093,095
28-Jan-08	13,584,905	4,629,231	195,545	£24.26	£25.61	1,322,130,043	109,288,640
29-Jan-08	13,780,450	1,992,919	95,211	£25.12	£26.35	1,322,130,043	109,383,851
30-Jan-08	13,875,661	3,321,712	101,588	£25.41	£26.38	1,322,130,043	109,485,439
31-Jan-08	13,977,249	3,696,224	35,832	£26 21	£26.39	1,322,130,043	109,521,271
01-Feb-08	14,013,081	5,441,127	-	£0.00	£0 00	1,322,130,043	109,521,271
04-Feb-08	14,013,081	2,682,710	-	£0.00	£0.00	1,322,130,043	109,521,271
05-Feb-08	14,013,081	3,471,295	88,490	£28.16	£28.65	1,322,130,043	109,609,761
06-Feb-08	14,101,571	3,629,360	175,323	£27.08	£28.97	1,322,130,043	109,785,084
07-Feb-08	14,276,894	5,471,200	240,930	£28.11	£29.07	1,322,130,043	110,026,014
08-Feb-08	14,517,824	6,072,221	260,176	£28.75	£29.57	1,322,130,043	110,286,190
11-Feb-08	14,778,000	1,851,176	88,772	£29.01	£29.53	1,322,130,043	110,374,962
12-Feb-08	14,866,772	2,507,896	85,525	£29.32	£30.20	1,322,130,043	110,460,487
13-Feb-08	14,952,297	3,210,444	131,075	£30.01	£30.71	1,322,130,043	110,591,562
14-Feb-08	15,083,372	2,394,112	92,880	£30.64	£31.10	1,322,130,043	110,684,442
15-Feb-08	15,176,252	1,683,688	68,617	£30.07	£31.07	1,322,130,043	110,753,059
18-Feb-08	15,244,869	977,504	31,968	£30.17	£30.91	1,322,130,043	110,785,027
19-Feb-08	15,276,837	1,956,611	79,460	£30.96	£31.94	1,322,130,043	110,864,487
20-Feb-08	15,356,297	2,986,660	-	£0.00	£0.00	1,322,130,043	110,864,487
21-Feb-08	15,356,297	2,980,158	4,527	£31.69	£31.95	1,322,130,043	110,869,014
22-Feb-08	15,360,824	2,075,021	19,500	£31.94	£32.33	1,322,130,043	110,888,514
25-Feb-08	15,380,324	1,561,070	14,500	£31.98	£32.64	1,322,130,043	110,903,014
26-Feb-08	15,394,824	1,757,877	16,543	£31.62	£32.79	1,322,130,043	110,919,557
27-Feb-08	15,411,367	1,581,583	15,000	£32.29	£33.54	1,322,130,043	110,934,557

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 26 February 2008, an independent company purchased 16,543 ordinary shares of the Company at prices between £31.82 and £32.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,919,557 ordinary shares, representing 8.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 February 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR's Interests

The Company announces that Mr J N Wallington, a Person Discharging Managerial Responsibility ("PDMR") of the Company, sold 2,000 Anglo American plc Ordinary shares of US$0.54945 each (the "Shares") at a price of ZAR484.15 on Monday 25 February 2008.

Accordingly, Mr Wallington's beneficial interest in Shares has decreased by 2,000.

The notification of these transactions is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
26 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 25 February 2008, an independent company purchased 14,500 ordinary shares of the Company at prices between £31.98 and £32.64 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,903,014 ordinary shares, representing 8.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to wh voting rights are attached:**
   Anglo American Plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ....

3. **Full name of person(s) subject to the notification obligation:**
   Public Investment Corporation

4. **Full name of shareholder(s)** (if different from 3.):
   N/A

5. **Date of the transaction (and date on which the threshold is crossed oı reached if different):**
   19 February 2008

6. **Date on which issuer notified:**
   22 February 2008

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   N/A

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**	
	Number of shares	**Number of voting Rights**
	63 433 473	**63 433 473**

N/A

13. Additional information:
N/A

14. Contact name:
Zanele Mabuza

15. Contact telephone numb
+27 12 369 3326

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 22 February 2008, an independent company purchased 19,500 ordinary shares of the Company at prices between £31.94 and £32.33 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,888,514 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 21 February 2008, an independent company purchased 4,527 ordinary shares of the Company at prices between £31.69 and £31.95 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,869,014 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 February 2008

Joint News Release

20 February 2008

South African Department of Minerals and Energy confirms award of new order mining rights to Anglo American

Anglo American and the South African Department of Minerals and Energy ("DME") have made significant progress over the past few weeks regarding the Group's performance in meeting the requirements of the Mining Charter and contributing to Black Economic Empowerment in respect of Anglo American's South African mining operations.

As a result, the DME and Anglo American announce that they have reached agreement on all remaining matters regarding mining rights conversions, subject to completion of the outstanding documentation. This is in respect of new order mining rights for all of Anglo American's South African mining operations in platinum, coal, iron ore and base metals. As a result, all conversions will be granted to Anglo American by 31 March 2008.

Commenting on the developments, Sandile Nogxina, Director-General of the DME, said: "Anglo American is the largest mining company in South Africa and has been at the forefront of creating sustainable Black Economic Empowerment over many years. I welcome the strong spirit of cooperation between Anglo American and the DME and look forward to a continued relationship which is both positive and productive."

Cynthia Carroll, CEO of Anglo American, said, "I am delighted with the progress that we have made towards our goal of establishing significant and meaningful Black Economic Empowerment across all our businesses in South Africa and that agreement has been reached regarding Anglo American's new order mining rights. This is a landmark achievement for the Group and for the many black empowered businesses with which we are partnered. It provides our business with greater certainty in South Africa and enables the Group to continue to make a strong contribution to South Africa's prosperity and economic growth."

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGold Ashanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

END